2000 PENNSYLVANIA AVE., NW WASHINGTON, D.C. 20006-1888 TELEPHONE: 202.887.1500 FACSIMILE: 202.887.0763 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SACRAMENTO, SAN DIEGO,

DENVER, NORTHERN VIRGINIA,

WASHINGTON, D.C.

TOKYO, LONDON, BERLIN,

BRUSSELS, BEIJING, SHANGHAI,

HONG KONG, SINGAPORE

November 19, 2014

BY EDGAR AND COURIER

Ms. Sonia Gupta Barros

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Jernigan Capital, Inc.
Confidential Draft Registration Statement on Form S-11
Submitted October 15, 2014
File No. 377-00820, CIK No. 0001622353

Dear Ms. Barros:

This letter is submitted on behalf of Jernigan Capital, Inc. (the “Company”) in response to comments from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated November 12, 2014 (the “Comment Letter”) with respect to the Company’s draft Registration Statement on Form S-11, which was submitted confidentially by the Company to the Commission on October 15, 2014 (the “Draft Registration Statement”). The Company is concurrently submitting Confidential Draft Registration Statement on Form S-11 No. 2 (the “Amended Submission”), which includes changes to the Draft Registration Statement in response to the Staff’s comments. We have enclosed with this letter a marked copy of the Amended Submission, which reflects all changes to the Draft Registration Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses below refer to the Amended Submission. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Amended Submission.

Ms. Sonia Gupta Barros

Assistant Director

November 19, 2014

General

1.	We note your statement on page 1 that your CEO has invested over $3 billion of capital in the self-storage industry and, further, that your CFO has underwritten loans exceeding $3 billion in the aggregate. We also note that you have only identified one property to be acquired with offering proceeds. As such, please provide us a detailed analysis explaining why you believe the disclosures that would be required under Industry Guide 5 are not applicable to this offering, including your analysis as to whether there are any applicable prior programs under Industry Guide 5. We may have further comment. See Securities Act Release 33-6900.

Response to Comment No. 1

Although Industry Guide 5 (“Guide 5”) by its terms applies to real estate limited partnerships, the Company acknowledges that Release 33-6900 provides that the requirements of Guide 5 “should be considered, as appropriate, in the preparation of registration statements for real estate investment trusts.” The Company further acknowledges that, in practice, the Staff has requested Guide 5 disclosure in initial public offerings by newly formed REITs that are considered “blind pools” or generally when more than 25% of the offering proceeds are not allocated in the use of proceeds disclosure to specific uses. The Company respectfully submits that Guide 5 disclosure is not appropriate or necessary for this offering because the Company has sufficiently identified and described the specific uses of the net proceeds from this offering in the “Use of Proceeds” section of the Amended Submission.

Since the initial filing of the Draft Registration Statement, the Company has continued to market its lending services to potential borrowers. In light of discussions with these potential borrowers, the Company expects to enter into additional term sheets with borrowers prior to distribution of the prospectus to potential investors and that more than 75% of the proceeds of the offering will be committed to loans that will close as soon as practicable after completion of the offering, subject to entry into definitive agreements and customary closing conditions. The Company will further update the disclosure with respect to the initial portfolio as the term sheets are signed, and expects that the disclosure of the initial portfolio will reflect more than 75% of the offering proceeds when the prospectus is first distributed to potential investors. As such, the Company respectfully submits that Guide 5 disclosures are neither appropriate nor necessary for this offering.

Ms. Sonia Gupta Barros

Assistant Director

November 19, 2014

2.	We note your analysis beginning on page 13, on page 33 in the risk factors section and again on page 72, regarding why you believe your planned investment activities will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response to Comment No. 2

The Company intends to conduct its operations so that it is not required to register as an investment Company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Company intends to accomplish this either by conducting its activities so as not to meet the definition of an “investment company” under Section 3(a)(1) of the 1940 Act or to meet the exclusion from the definition of an investment company set forth in Section 3(c)(5)(C) or Section 3(c)(6) of the 1940 Act.

Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis (the “40% test”). Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company for private funds set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

The Company intends to conduct its business in an umbrella partnership REIT, or UPREIT, structure through its operating partnership, Jernigan Capital Operating Partnership LP (the “Operating Partnership”). The Company intends that its only assets will be cash and its interest in the Operating Partnership. The Company will be the sole general partner of the Operating Partnership and will have absolute power and authority to manage the business and affairs of the Operating Partnership. Initially, the Operating Partnership will be wholly owned by the Company. In the future, the Operating Partnership might issue units of limited

Ms. Sonia Gupta Barros

Assistant Director

November 19, 2014

partnership interests in the Operating Partnership to third parties, but it is anticipated that at all times the Operating Partnership will be a “majority owned subsidiary” of the Company within the meaning of Section 2(a)(24) of the 1940 Act. Section 2(a)(24) of the 1940 Act defines majority-owned subsidiary as a company in which a person owns 50% or more of the outstanding voting securities. Section 2(a)(42) defines voting security as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. The Company will initially own 100% of the interests in the Operating Partnership and will be its sole general partner. To the extent the Operating Partnership admits limited partners in the future, the Company will always be the sole general partner and hold in excess of 50% of the voting securities. Consequently, so long as the Operating Partnership is not an investment company or a company relying on the exclusion from the definition of an investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, the Company’s ownership of its interest in the Operating Partnership will not constitute investing, reinvesting or trading in securities, nor will the Company hold itself out as an entity undertaking such activities, as contemplated by Section 3(a)(1)(A) or the ownership of investment securities as contemplated by Section 3(a)(1)(C) of the 1940 Act. As discussed below, the Operating Partnership intends to be primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate; therefore, the Operating Partnership will be excluded from characterization as an investment company by reason of Section 3(c)(5)(C) of the 1940 Act. Because the Operating Partnership will be a majority owned subsidiary that itself is not an investment company or a company relying on the exclusion from the definition of investment company provided in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act and will represent all or nearly all of the Company’s non-cash assets, the Company will not meet the definition of investment company under Section 3(a)(1)(A) or Section 3(a)(1)(C) of the 1940 Act.

In the event that the Company acquires assets that could make it fall within the definition of investment company under Section 3(a)(1)(A) or Section 3(a)(1)(C) of the 1940 Act, the Company believes that it would still qualify for an exclusion from registration pursuant to Section 3(c)(6) of the 1940 Act. Although the SEC staff has issued little interpretive guidance with respect to Section 3(c)(6), the Company believes that it may rely on Section 3(c)(6) if 55% of the assets of the Company consist of, and at least 55% of the income of the Company is derived from the Section 3(c)(5)(C) activities of the Operating Partnership.

Section 3(c)(5)(C) of the 1940 Act generally excepts from the definition of “investment company” a company that is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and that is “primarily engaged [in the business of] purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” As noted above, the Operating Partnership may issue units of limited partnership interests to third parties in the future. The Operating Partnership units generally would provide that, after an initial holding period, the holder may redeem the Operating Partnership units for cash (the amount of which would be the amount per unit equal to the then-current market value of a share of the Company’s common stock) or, at the option of the Company, shares of the Company’s common stock on a one-for-one basis. The term “redeemable security” as used in Section 3(c)(5)(C) is defined in Section 2(a)(32) of the 1940 Act in relevant part as “any security … under the terms of which the holder, upon its presentation to the issuer … is entitled to receive

Ms. Sonia Gupta Barros

Assistant Director

November 19, 2014

approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.” The Operating Partnership units would entitle the holder to neither a proportionate share of the Operating Partnership’s net assets nor the cash equivalent thereof. Under no circumstances will the holder receive a proportionate share of the Operating Partnership’s net assets. Further, the holder could request cash, but the amount of the cash payment would be tied to the price of the Company’s common stock, not the cash equivalent value of the net assets. In lieu of cash, the Company would have the option of delivering shares of its common stock in exchange for the Operating Partnership units. As such, the holder of Operating Partnership Units is not entitled to receive the cash equivalent of the share of net assets represented by his units; the holder may receive Company common stock or the cash value thereof. In addition, the Operating Units will not be redeemable until expiration of a designated holding period. The holder of Operating Partnership units is therefore not “entitled to” redemption of the Operating Partnership units “upon [their] presentation” to the Company as the holder would be prohibited from redeeming them for a period of time. Accordingly, the Operating Partnership will not be “engaged in the business of issuing redeemable securities” for purposes of Section 3(c)(5)(C) of the 1940 Act.

With respect to the “primarily engaged” requirement of the exemption provided by Section 3(c)(5)(C), according to no-action letters and other guidance issued by the staff of the Division of Investment Management (the “Staff Guidance”), in order to qualify for the 3(c)(5)(C) exclusion, at least 55% of a company’s assets must be comprised of “qualifying assets” and at least another 25% of assets (subject to reduction to the extent the subsidiary invested more than 55% of its total assets in qualifying assets) must be comprised of “real estate-related assets” (in each case, as defined by the Staff Guidance). Moreover, no more than 20% of assets may be assets that are not either qualifying assets or real estate-related assets. Qualifying assets for this purpose include, without limitation, mortgage loans (first and second) fully secured by real property, mezzanine loans that satisfy various conditions as set forth in Staff Guidance, and other assets that the SEC staff in Staff Guidance has determined are the functional equivalent of mortgage loans for the purposes of the 1940 Act.

The Operating Partnership intends primarily to originate loans that are secured by first priority mortgage liens or deeds of trust on self-storage properties. Upon origination, it is anticipated that the value of the real estate securing such loans will exceed the principal amounts of such loans, the Operating Partnership will retain all servicing rights with respect to the mortgage loans and will have absolute power to foreclose on such loans in the event of default. Moreover, it is anticipated that under the applicable loan documents, the Operating Partnership will have the power to cause the owner of the self-storage property to engage professional third party management of the property reasonably acceptable to the Operating Partnership. Additionally, the Company anticipates that certain self-storage facility financings may be structured as a first mortgage or senior mortgage loan or tranche and a second or junior mortgage loan or tranche, both loans or tranches being secured by self-storage real estate the value of which will exceed the aggregate principal amounts of the two mortgages or tranches. Both mortgage loans and tranches will initially be held by the Operating Partnership, but the Operating Partnership is likely at a later time to sell the first mortgage or senior tranche, retaining the second mortgage or junior tranche. The Company expects that it will enter into an intercreditor agreement with the holder of the first mortgage or senior tranche providing the

Ms. Sonia Gupta Barros

Assistant Director

November 19, 2014

Operating Partnership with all servicing rights and the right to foreclose or engage a special servicer in the event of a default on either the loan or tranche. The Company respectfully submits that loans having these terms will be qualifying assets under the Staff Guidance.

Certain of the loans that the Operating Partnership originates and holds are expected to have “equity participation” features that may take the form of partnership or limited liability company interests in single purpose entities that own and operate individual self-storage properties. The Company respectfully submits that those interests will be real estate-related assets under the Staff Guidance.

The Company will assure that the combination of first mortgage or senior loans, and second mortgage or junior lien loans held at any time by the Operating Partnership constituting qualifying assets will at all times comprise in excess of 55% of the Operating Partnership’s assets, and that the remaining assets constitute real estate-related assets, such as the equity participations, except for cash and government securities pending investment in mortgage loans. The Company, as general partner of the Operating Partnership, intends to adopt compliance measures to provide such assurance, as well as assurance that at least 80% of the Operating Partnership’s assets will consist of qualifying assets and other real estate-related assets. The Company similarly will adopt compliance procedures to assure that at all times, at least 55% of the income of the Company is derived from the Section 3(c)(5)(C) activities of the Operating Partnership. The Company therefore respectfully submits that the Operating Partnership will meet the exclusion from the definition of an investment company set forth in Section 3(c)(5)(C) of the 1940 Act and, as a result, the Company will meet the exclusion from characterization as an investment company set forth in Section 3(a)(1) of the 1940 Act provided by Section 3(c)(6) of the 1940 Act, if needed.

3.	Please tell us if you meet the conditions under and have filed a claim with the U.S. Commodity Futures Trading Commission regarding the December 7, 2012 CFTC No-Action Letter that provides mortgage REITs relief from registration as a commodity pool operator.

Response to Comment No. 3

The Company confirms its belief that it meets the conditions for no-action relief set forth in the December 7, 2012 No-Action Letter of the Commodity Futures Trading Commission (the “CFTC”) that provides mortgage REITs relief from registration as a commodity pool operator (the “CFTC No-Action Letter”). The Company further confirms that it will file a claim with the CFTC to perfect the use of the relief within 30 days after it begins to operate as a mortgage REIT as required by the CFTC No-Action Letter.

Ms. Sonia Gupta Barros

Assistant Director

November 19, 2014

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment No. 4

In response to the Staff’s comment, the Company respectfully advises the Staff that to date, neither the Company nor anyone on the Company’s behalf has engaged in any “test the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933 (the “Act”). The Company also respectfully advises the Staff that to the best of its knowledge, to date, there have been no research reports about the Company that have been published or distributed in reliance on Section 2(a)(3) of the Act, as added by Section 105(a) of the Jumpstart Our Business Startups Act, by any broker or dealer that is participating or will participate in the offering. To the extent the Company presents any written communications to potential investors in reliance on Section 5(d) of the Act or becomes aware of any research reports about the Company that are published or distributed in reliance on Section 2(a)(3) of the Act, as added by Section 105(a) of the Jumpstart Our Business Startups Act, it will supplementally provide the Staff with copies of such written communication or research reports, as the case may be.

5.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response to Comment No. 5

The Company acknowledges the Staff’s comment and respectfully submits that prior to distributing the prospectus to prospective investors, the Company supplementally will provide to the Staff for its review copies of any graphics, maps, photographs and/or related captions or other artwork that the Company intends to use in the prospectus.

Ms. Sonia Gupta Barros

Assistant Director

November 19, 2014

6.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, data culled from the U.S. Office of Management and Budget, FW Dodge Corporation, Cushman & Wakefield and Self-Storage Almanac. Please highlight the specific portions that you are relying upon in such materials so that we can reference them easily. Confirm that the industry reports, studies or surveys that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Please also note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Response to Comment No. 6

In response to the Staff’s comment, the Company supplementally is delivering to the Staff copies of reports and other material to support the quantitative and qualitative business and industry data used in the Registration Statement. As requested, the Company has marked the specific language in the reports and other material to highlight the portions upon which it is relying. None of the third-party supporting materials were prepared specifically for the Company in connection with the offering, other than the material obtained from FW Dodge Corporation (“FW Dodge”), for which the Company paid a fee to FW Dodge. The information obtained from FW Dodge that the Company intends to include in the prospectus will not be expertized and will be, therefore, solely the Company’s responsibility. As a result, FW Dodge will not have any liability or responsibility for any market data and industry forecasts and projections that are contained in the prospectus or otherwise disseminated in connection with the offer or sale of the Company’s common stock. The Company has added disclosure on page 63 of the prospectus to highlight its sole responsibility for the FW Dodge information.

Prospectus Summary

7.	We note your disclosure regarding your target investments and the tabular disclosure on pages 2 and 3 regarding portfolio characteristics. Please revise your disclosure here and elsewhere in your prospectus to clarify that these are targeted, rather than “expected,” characteristics that you may or may not achieve.

Response to Comment No. 7

The Company has revised the disclosure regarding target investments and the tabular disclosure on pages 2, 3, 68 and 69 of the Amended Submission in response to the Staff’s comment.

Ms. Sonia Gupta Barros

Assistant Director

November 19, 2014

8.	We note your disclosure on page 6 regarding the performance of four publicly traded self-storage REITs. Please revise to balance this discussion with disclosure on any recent material adverse developments and the reported net income or loss, in addition to NOI and revenue. Please consider limiting the performance discussion to the “Market Overview” section of the prospectus.

Response to Comment No. 8

The Company has revised the disclosure on page 6 of the Amended Submission to include information regarding net income of the four publicly traded self-storage REITS, and made conforming changes on page 63 of the Amended Submission. The Company is not aware of any recent material adverse developments with respect to those REITs. The Company has considered limiting the performance discussion to the “Market Overview” section of the prospectus, but believes the information is important for investors in this context and appropriate for the prospectus summary.

Overview, page 1

9.	We note your disclosure throughout the prospectus regarding management’s experience with Storage USA and U-Store-It. If you choose to retain performance information with respect to these companies, please expand the disclosure to provide a more complete discussion of the performance of these entities, including:

•	the basis for your return and performance discussions and calculations,

•	balancing disclosure with a discussion of any major adverse business developments during the time your management was involved, and

•	whether return amounts may have been impacted by general market trends or other external factors unrelated to management action.

Response to Comment No. 9

The Company has expanded the disclosure regarding the performance of these entities on pages 73 and 74 in response to the Staff’s comment.

10.	In addition, please confirm to us that Mr. Jernigan served as CEO of each of Storage USA and U-Store-It during the time periods for which you have included performance information. Please remove from the summary section the return calculations as performance information for companies other than the issuer is not appropriate for the prospectus summary.

Response to Comment No. 10

The Company confirms that Mr. Jernigan served as CEO of each of Storage USA and CubeSmart (formerly known as U-Store-It) during the time periods for which the Company has included performance information. The Company has removed the return calculations from the prospectus summary in the Amended Submission.

Ms. Sonia Gupta Barros

Assistant Director

November 19, 2014

11.	We note that you have provided aggregated return disclosure covering periods of several years for these other entities. To the extent the annual returns varied materially on a year to year basis, please provide separate disclosure showing the return or variations in return to stockholders for each of Storage USA and U-Store-It for each year that Mr. Jernigan served as the CEO.

Response to Comment No. 11

In response to the Staff’s comment, the Company has provided separate disclosure on page 74 of the Amended Submission showing the return to stockholders for each of Storage USA and CubeSmart for each year that Mr. Jernigan served as the chief executive officer.

12.	We note that you provide a return calculation for U-Store-It for Mr. Jernigan’s last five years as CEO. Please tell us why you have not included performance information for U-Store-It during Mr. Jernigan’s entire tenure there as CEO.

Response to Comment No. 12

In response to the Staff’s comment, the Company has revised the disclosure on page 73of the Amended Submission to reflect the total return for CubeSmart during Mr. Jernigan’s entire tenure as the chief executive officer.

Our Management Agreement

Expense Reimbursement, page 10

13.	In future filings that require Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the manager and break out the amounts paid pursuant to the base management fee, incentive fee and the reimbursement provision.

Response to Comment No. 13

The Company acknowledges that it will provide such disclosures in future filings that require Item 404 of Regulation S-K disclosure.

Summary Risk Factors, page 12

14.	Please include a summary risk factor to clarify that you may pay distributions from the net proceeds of this offering, which would be dilutive and represent a return of capital.

Response to Comment No. 14

The Company has included a summary risk factor on page 14 of the Amended Submission in response to the Staff’s comment. In addition, the Company has revised the heading for the associated risk factor on page 35 of the Amended Submission to include references to dilution and return of capital.

Ms. Sonia Gupta Barros

Assistant Director

November 19, 2014

Distribution Policy, page 44

15.	Please explain to us how you determined it would be appropriate to include an estimated dividend given your lack of operating assets as of period end, the uncertain nature of your business, and the fact that a portion of your projected revenues are based on an equity participation in a property that has yet to be developed. In your response please explain to us the factual basis for your adjustments for interest income on Initial Portfolio and equity participation.

Response to Comment No. 15

As discussed in the Company’s response to Comment No. 1, the Company expects to be a party to term sheets for loans to borrowers in excess of 75% of the expected offering proceeds. These loans will be reflected in the prospectus prior to its distribution to prospective investors. As a result, the Company believes that a substantial portion of the proceeds of the offering will be committed to loans that will close as soon as practicable after completion of the offering, subject to entry into definitive agreements and customary closing conditions. As described in the Amended Submission, Mr. Jernigan and Mr. Ward have substantial combined experience in originating loans on self-storage facilities. This experience enables the Company to estimate fairly over the next 12 months the time it will likely take to close these loans, when construction is likely to commence and be completed on the underlying facilities, and expected cash flows following closing of the loans, among other factors. Given these factors, the Company believes that the pro forma and estimated amounts presented are reasonably predictable, subject to the factors that are contained in the substantial cautionary language in the paragraphs above the table as well as in the “Risk Factors” disclosure. The Company has further supplemented the cautionary language in the lead-in disclosure to the table in response to the Staff’s comment.

With respect to the equity participation line item, the Company notes that the amount will remain $0 in the final prospectus. It is very unlikely that any equity participations will contribute to distributions in 2015. The Company believes, however, that it is important to include this line item with the $0 contribution for 2015, as it helps to inform investors that the Company expects equity participations to contribute to cash available for distribution at some point in the future. The Company has added a footnote to this line item in the Amended Submission on page 51 to provide clarification in line with this response.

Ms. Sonia Gupta Barros

Assistant Director

November 19, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Credit Facilities, page 52

16.	We note your disclosure here and your earlier reference to your “anticipated revolving credit facility.” Please disclose whether you have entered into any preliminary discussions for such loan arrangement and if so, revise to discuss the status of any credit facility negotiations. Describe any agreed upon material terms, including restrictive covenants.

Response to Comment No. 16

The Company advises the Staff that it is involved in preliminary discussions with several lenders regarding a revolving credit facility and, accordingly, has revised the Amended Submission on page 59 in response to this comment. The Company has agreed to no terms, material or otherwise, with any lender. The Company expects to enter into a credit facility prior to distribution of the prospectus to investors. The Company will update the draft of the prospectus to reflect the entry into the credit facility when the terms have been finalized.

Business

Our Investment Strategy, page 60

17.	We note your disclosure that your investment policies may be amended or revised from time to time at the discretion of your board of directors without stockholder approval. Please additionally disclose how and when you will disclose any changes to your investment policies to your shareholders. Please provide the same disclosure for changes to your leverage policies.

Response to Comment No. 17

The Company has revised the Amended Submission on page 60 with respect to leverage policies and page 80 with respect to investment policies in response to the Staff’s comment.

Target Investments, page 60

18.	We note your earlier disclosure regarding your expectations for the spread between your borrowing costs and the interest rate on originated loans. Please expand your disclosure here to discuss the basis for this belief.

Response to Comment No. 18

As discussed in the Company’s response to Comment No. 16, the Company has not agreed to any material terms with respect to the anticipated credit facility. As discussed in the Company’s response to Comment No. 1, the Company expects to be a party to term sheets for loans to borrowers in excess of 75% of the expected offering proceeds. These loans will be reflected in the prospectus prior to its distribution to prospective investors. The Company expects the spread between its borrowing costs and the yield on First Mortgage Loans to be between 3.00% and 5.00%. As the discussion is dependent on the terms of the credit facility that

Ms. Sonia Gupta Barros

Assistant Director

November 19, 2014

have not been finalized, as well as the amount and terms of the loans subject to term sheets, the Company will update this disclosure to disclose the expected spread between borrowing costs and the interest rate on originated loans in response to the Staff’s comment prior to the distribution of the prospectus to prospective investors.

19.	Please revise your disclosure regarding your junior mortgage loans to better discuss your expectations regarding the nature of subordination of such loans and the security interests, if any, in the underlying assets.

Response to Comment No. 19

The Company has revised the disclosure on page 70 of the Amended Submission with respect to the junior mortgage loans regarding the Company’s expectations of the nature of subordination of such loans and the security interests in the underlying assets.

Management

Directors and Executive Officers, page 84

20.	Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Jernigan should serve as a director in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

Response to Comment No. 20

The Company has revised its disclosure on page 94 of the Amended Submission in response to the Staff’s comment to discuss the specific experience, qualifications, attributes or skills of Mr. Jernigan that led to the conclusion that he should serve as a director of the Company.

Executive Compensation

Performance Awards, page 88

21.	With a view toward disclosure, please revise here and elsewhere to discuss the reasons for awarding performance award grants, in light of the incentive fee payable to the manager.

Response to Comment No. 21

The Company supplementally advises the Staff that the 2014 Equity Incentive Plan, as described beginning on page 96 of the Amended Submission, is designed to provide flexibility to the compensation committee in determining the type of awards it believes to be in the best interests of the Company’s stockholders. There has been an increasing focus on compensation committees of public companies to ensure that compensation programs emphasize “pay-for-

Ms. Sonia Gupta Barros

Assistant Director

November 19, 2014

performance”, as reflected in the inclusion of Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which addresses “Disclosure of Pay Versus Performance.” Performance awards are a tool by which the compensation committee can structure awards that are dependent on the Company’s achievement of one or more performance goals, which the compensation committee may determine is in the best interests of stockholders versus an award that, for example, vests solely based on the passage of time. Conversely, the compensation committee may determine that the incentive fee payable to the Manager is sufficient “pay for performance” and design equity awards in another way that aligns the award recipient with stockholders. The 2014 Equity Incentive Plan affords the compensation committee with the flexibility to structure awards in the committee’s best judgment. The Company further notes that equity awards, including performance awards, may be granted to individuals in a variety of capacities, some of whom may not benefit from any performance fees paid to the Manager.

In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Amended Submission to note that the compensation committee will consider the advisability of performance share awards in light of the incentive fee payable to the Manager.

Part II. Information Not Required in Prospectus

Item 36. Financial Statements and Exhibits, page II-2

22.	Please submit all exhibits as promptly as possible. If you are not in a position to file legal and tax opinions with the next amendment, please provide draft copies for us to review. The drafts should be filed as EDGAR correspondence.

Response to Comment No. 22

The Company acknowledges the Staff’s comment and advises the Staff that the Company will file exhibits in connection with the filing of the Registration Statement on Form S-11 with the Commission as promptly as possible. The Company is not able to provide draft copies of the legal and tax opinion at this time, but will provide draft copies to the Staff for review as soon as practicable.

* * * *

The Company respectfully believes that the proposed modifications to the Draft Registration Statement made in the Amended Submission, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 778-1655.

Ms. Sonia Gupta Barros

Assistant Director

November 19, 2014

Sincerely,

/s/ John A. Good
John A. Good

cc:	Dean Jernigan
Jernigan Capital, Inc.
Joseph Herz
Greenberg Traurig LLP
Scott Lesmes
Morrison & Foerster LLP